Exhibit 21

Subsidiaries of Registrant

Name	State of Organization
Sabine River Holding Corp.	Delaware
Sabine River LLC	Delaware
Neches River Holding Corp.	Delaware
Port Arthur Coker Company L.P.	Delaware
Port Arthur Finance Corp.	Delaware